EXHIBIT 99.75

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO NEWSWIRE SERVICES IN THE UNITED STATES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

HIGH TIDE EXTENDS MATURITY OF A LOAN IN CONSIDERATION FOR WARRANTS

Calgary, AB, September 14, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (Frankfurt:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of cannabis lifestyle accessories, is pleased to announce that it has extended the term of a $2,000,000 loan (the “Loan”) which the Company borrowed from an arm’s length third party (the “Lender”) bearing an interest rate of 12% pursuant to a loan agreement dated September 4, 2019 (the “Loan Agreement”).

Under the terms of the loan amending agreement (the “Loan Amending Agreement”), the maturity of the Loan was extended until September 30, 2021. The parties also entered into a warrant exchange agreement wherein the 1,600,000 warrants the Lender originally received as consideration for the Loan under the Loan Agreement, having an exercise price of $0.85 per common share of High Tide (“Common Share”) and exercisable for a period of 2 years from the effective date of the Loan (the “Original Warrants”), were terminated and 1,600,000 new warrants having an exercise price of $0.30 per Common Share and expiring on September 30, 2021 (the “New Warrants”) were issued.

The Loan Amending Agreement provides High Tide with greater financial flexibility and allows the Company to defer debt obligations which were otherwise due immediately.

About High Tide Inc.

High Tide is a retail-focused cannabis corporation enhanced by the manufacturing and distribution of cannabis lifestyle accessories. Its premier Canadian retail brand Canna Cabana spans 34 locations in Ontario, Alberta and Saskatchewan, with additional locations under development across Canada. High Tide has been serving cannabis consumers for over a decade through its numerous lifestyle accessory enterprises including eCommerce platforms Grasscity.com and CBDcity.com, lifestyle and licensed entertainment brand manufacturer Famous Brandz, and its wholesale distribution divisions RGR Canada Inc. and Valiant Distribution.

High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Forward-Looking Information

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to assumptions relating to the ability of High Tide to issue the New Warrants, to make timely payments under the new terms of the Loan Amending Agreement, and the impact of current and future economic and market conditions on the business, assets, financial condition and results of operations of High Tide. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the assumptions set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, but are not limited to: High Tide’s ability to make the Loan payments under the terms of the Loan Amending Agreement, the extent to which the Loan Amending Agreement and Advisory Agreement will provide greater financial flexibility for the Company, fluctuations in general macroeconomic conditions, fluctuations in securities markets, the impact of the COVID-19 pandemic, and the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.